EXHIBIT 12.1

TD Ameritrade Holding Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

(Unaudited)

	Three Months Ended	Fiscal Year Ended September 30,
	December 31, 2014	2014	2013	2012	2011	2010
Determination of earnings:
Pre-tax income	$334	$1,270	$1,088	$906	$1,017	$912
Fixed charges	15	47	52	53	55	67
Less: Capitalized interest	—	—	(2)	(2)	(1)	—
Undistributed income of equity investee	—	—	(1)	(1)	—	—

Earnings (A)	$349	$1,317	$1,137	$956	$1,071	$979

Fixed charges:
Interest on borrowings (1)	$9	$25	$25	$28	$32	$45
Capitalized interest	—	—	2	2	1	—
Brokerage interest expense	2	6	7	6	5	6
Interest portion of rent expense	4	16	18	17	17	16

Total fixed charges (B)	$15	$47	$52	$53	$55	$67

Ratio of earnings to fixed charges (A) ÷ (B)	23.3	28.0	21.9	18.0	19.5	14.6
Ratio of earnings to fixed charges, excluding brokerage interest expense (2)	26.7	32.0	25.1	20.2	21.3	16.0

(1)	Interest on borrowings includes amortization of capitalized debt issuance costs.
(2)	Because interest expense incurred in connection with brokerage activities is completely offset by brokerage interest revenue, the Company considers such interest to be a reduction of net revenues. Accordingly, the ratio of earnings to fixed charges, excluding brokerage interest expense, reflects the elimination of such interest expense from fixed charges.